Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: September 10, 2015

On September 10, 2015, Humana Inc. (the “Company”) made the following communications available to the Company’s employees:

Communication #1:

Humana stockholders-exercise your voting privileges

Humana associates who participate in our company’s Retirement Savings Plan 401(k) may have the right to vote on items being presented at the special meeting of stockholders, scheduled for October 19, 2015. Learn more.

Communication #2:

Exercise your voting privilege as a Humana stockholder

Are you eligible to vote on items being presented at the October 19th special stockholders meeting?

Read our article on Humana Today

Communication #3:

Highlights

•	You may have the right to vote on items being presented at our special stockholders meeting

•	Special stockholders meeting is scheduled for October 19, 2015

Exercise your voting privilege as a Humana stockholder

Humana associates who participate in our company’s Retirement Savings Plan 401(k) and have invested funds in the Humana Common Stock Fund have the right to vote on items being presented at the special meeting of Humana Inc. Stockholders, scheduled for October 19, 2015. You may submit one vote for each share held in your Humana Common Stock account as of September 16, 2015.

What documents do you need to vote?

Humana and Aetna Inc. have produced and filed with the U.S. Securities and Exchange Commission, or SEC, a document – called the joint proxy statement - that details all of the information the company’s stockholders need in order to make informed votes with respect to the matters to be considered at the special meeting. The joint proxy statement became available to stockholders and the public after Humana filed it with the SEC on August 28, 2015. In order to vote, you must also receive an official “voting card.” We have mailed copies of the joint proxy statement and official voting card to all 401(k) participants who have invested funds in the Humana Common Stock Fund.

When can participants in the Humana Retirement Savings Plan vote?

If you wish to vote, you may do so AFTER you receive your joint proxy statement and voting card. You then must vote BEFORE 11:59 p.m., EDT on Wednesday, October 14, 2015, through Humana’s Retirement Savings Plan Trustee - Charles Schwab - with Broadridge acting as tabulator. If your voting instructions are received by 11:59 p.m. EDT on Wednesday, October 14, 2015, the Trustee will submit a proxy that reflects your instructions. If you do not give voting instructions (or give them late), the Trustee will vote your interest in the Humana Common Stock Fund in the same proportion as the shares attributed to the Humana Retirement Savings Plan actually voted.

Whom do you contact for answers to your stockholder-voting-process questions?

If you have any questions, please contact Joan Lenahan, Vice President & Corporate Secretary.

Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 28, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement/prospectus of Aetna and Humana, and each of Aetna and Humana has filed and will file other documents with respect to the proposed acquisition of Humana. The registration statement was declared effective on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to Humana’s stockholders and Aetna’s shareholders on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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